UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 2)

Day One Biopharmaceuticals, Inc.

(Name of Subject Company)

Day One Biopharmaceuticals, Inc.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

23954D 109

(CUSIP Number of Class of Securities)

Jeremy Bender

Chief Executive Officer and President

Day One Biopharmaceuticals, Inc.

1800 Sierra Point Parkway, Suite 200

Brisbane, CA 94005

Telephone: (650) 484-0899

(Name, address and telephone number of person authorized to receive notice and communications on behalf of the persons filing statement)

With copies to:

Effie Toshav, Esq. Douglas N. Cogen, Esq. David K. Michaels, Esq. Robert A. Freedman, Esq. Julia Forbess, Esq. Fenwick & West LLP One Front Street, 33rd Floor San Francisco, CA 94111 (415) 875-2300	Charles N. York II Chief Operating Officer and Chief Financial Officer Day One Biopharmaceuticals, Inc. 1800 Sierra Point Parkway, Suite 200 Brisbane, CA 94005 (650) 484-0899

☐	Check the box below if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 (this “Amendment”) to Schedule 14D-9 amends and supplements the Solicitation/ Recommendation Statement on Schedule 14D-9 previously filed by Day One Biopharmaceuticals, Inc., a Delaware corporation (“Day One” or the “Company”) with the Securities and Exchange Commission (the “SEC”) on March 26, 2026 (together with any amendments and supplements thereto, the “Schedule 14D-9”), relating to the cash tender offer (the “Offer”) by Servier Detroit Inc. (“Purchaser”), a Delaware corporation and a direct wholly owned subsidiary of Servier Pharmaceuticals LLC, a Delaware limited liability company (“Parent”), which is an indirect wholly owned subsidiary of Servier S.A.S., a French société par actions simplifiée (“Servier” and together with Purchaser and Parent, the “Servier Parties”), to purchase all of the issued and outstanding shares of Day One’s common stock, par value $0.0001 per share (“Shares”), at a purchase price of $21.50 per Share (the “Offer Price”), net to the seller in cash, without interest thereon, and less any applicable tax withholding, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated as of March 26, 2026 (as may be amended or supplemented from time to time, the “Offer to Purchase”) and the related Letter of Transmittal (as may be amended or supplemented from time to time, the “Letter of Transmittal”), and pursuant to the Agreement and Plan of Merger, dated as of March 6, 2026 (as it may be amended from time to time, the “Merger Agreement,” and the transactions contemplated therein, the “Transactions”), by and among Day One, Parent, Purchaser, and Servier.

Except as otherwise set forth in this Amendment, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-9.

Item 4. The Solicitation or Recommendation

The subsection of Item 4 of the Schedule 14D-9 entitled “Opinion of Day One’s Financial Advisor—Opinion of Centerview Partners LLC—Selected Public Company Analysis” is hereby amended as follows:

On page 36, the first full paragraph and subsequent table are amended and restated as follows (new language underlined; deleted language struck through):

The selected companies reviewed and the EV/2029E Revenue Multiple of the selected companies were as follows:

Selected Companies	EV/2029E Revenue Multiple
Arcutis Biotherapeutics, Inc.	3.5x
Ardelyx, Inc.	1.3x
Geron Corporation	1.1x
Iovance Biotherapeutics, Inc.	1.9x
Syndax Pharmaceuticals, Inc.	1.8x
Tarsus Pharmaceuticals, Inc.	2.9x
Travere Therapeutics, Inc.	2.0x

On page 36, the fourth full paragraph is amended and restated as follows (new language underlined; deleted language struck through):

Applying this range of EV/2029E Revenue Multiples to Day One’s estimated risk-adjusted revenue for calendar year 2029 of $645 million, as set forth in the Internal Data, and adding to it Day One’s estimated net cash of $314 million as of March 31, 2026, as set forth in the Internal Data, and dividing the result of the foregoing by the number of fully-diluted outstanding Shares (~~determined~~ calculated based on approximately 103.3 million Shares outstanding and, using the treasury stock method ~~and~~, taking into account ~~outstanding in-the-money options,~~ approximately (i) 15.3 million options outstanding, with a weighted average exercise price of $14.31 on a status quo basis, (ii) 3.7 million restricted stock units, and (iii) 0.8 million pre-funded warrants with a weighted average exercise price of $0.0001, as directed by Day One’s management) as of March 4, 2026, as set forth in the Internal Data, resulted in an implied equity value per Share range of $11.80 to $20.00, rounded to the nearest $0.05. Centerview then compared this range to the Offer Price and the Merger Consideration of $21.50 per Share to be paid to the holders of Shares (other than Excluded Shares) pursuant to the Merger Agreement.

The subsection of Item 4 of the Schedule 14D-9 entitled “Opinion of Day One’s Financial Advisor—Opinion of Centerview Partners LLC—Selected Precedent Transaction Analysis” is hereby amended as follows:

On page 37, the first full paragraph and subsequent table are amended and restated as follows (new language underlined; deleted language struck through):

The selected transactions and the TV/4-Year Forward Revenue Multiples of the selected transactions considered in this analysis are summarized below:

Date Announced	Target	Acquiror	Offer Value(1)	TV/4-Year Forward Revenue Multiple
November 19, 2025	Avadel Pharmaceuticals plc	Alkermes plc	$2,210	4.1x
April 28, 2025	SpringWorks Therapeutics, Inc.	Merck KGaA	$3,886	2.6x
May 28, 2024	Calliditas Therapeutics AB	Asahi Kasei Corporation	$1,119	1.7x	(2)
May 10, 2023	CTI BioPharma Corp.	Swedish Orphan Biovitrum AB	$1,683	3.5x
March 13, 2023	Provention Bio, Inc.	Sanofi S.A.	$2,870	5.2x
January 9, 2023	Albireo Pharma, Inc.	Ipsen S.A.	$952	2.5x
January 8, 2023	Amryt Pharma plc	Chiesi Farmaceutici S.p.A.	$1,119	2.1x
August 4, 2022	ChemoCentryx, Inc.	Amgen Inc.	$3,952	4.1x
January 19, 2022	Zogenix, Inc.	UCB S.A.	$1,733	2.3x

(1)	Amounts stated in millions; excludes contingent consideration
(2)	Based on Wall Street research analyst consensus estimates

On page 37, the final paragraph is amended and restated as follows (new language underlined; deleted language struck through):

The overall low to high TV/4-Year Forward Revenue Multiples observed for the selected transactions were 1.7x to 5.2x (with a median of 2.6x). Based on this analysis and other considerations that Centerview deemed relevant in its experience and professional judgment, related to, among other things, differences in the business, operational and/or financial conditions and prospects of Day One and the companies included in the selected transactions analysis, Centerview selected a reference range of TV/4-Year Forward Revenue Multiples of 2.5x to 4.0x derived from the selected transactions. In selecting this range of TV/4-Year Forward Revenue Multiples, Centerview made qualitative judgments based on its experience and professional judgment concerning differences in business, operational and/or financial characteristics and other factors that could affect the transaction values of each in order to provide a context in which to consider the results of the quantitative analysis. Applying this reference range of TV/4-Year Forward Revenue Multiples to Day One’s projected four-year forward risk-adjusted revenue of $669 million (based on 75% of Day One’s estimated risk-adjusted revenue for calendar year 2029 of $645 million and 25% of Day One’s estimated risk-adjusted revenue for calendar year 2030 of $738 million), as set forth in the Internal Data, and adding to it Day One’s estimated net cash of $314 million as of March 31, 2026, as set forth in the Internal Data, and dividing the result of the foregoing by the number of fully-diluted outstanding Shares (~~determined~~ calculated based on approximately 103.3 million Shares outstanding and, using the treasury stock method ~~and~~, taking into account ~~outstanding in-the-money~~ approximately (i) 15.3 million options ~~(~~outstanding, with ~~the~~ a weighted average exercise price ~~adjusted for~~ of $9.24 in a change of control scenario ~~in accordance with the terms of such options)~~, (ii) 3.7 million restricted stock units, and (iii) 0.8 million pre-funded warrants with a weighted average exercise price of $0.0001, as directed by Day One’s management) as of March 4, 2026, as set forth in the Internal Data, resulted in an implied equity value per Share of $17.25 to $25.40, rounded to the nearest $0.05. Centerview then compared this range to the Offer Price and the Merger Consideration of $21.50 per Share to be paid to the holders of Shares (other than Excluded Shares) pursuant to the Merger Agreement.

The subsection of Item 4 of the Schedule 14D-9 entitled “Opinion of Day One’s Financial Advisor—Opinion of Centerview Partners LLC—Discounted Cash Flow Analysis” is hereby amended as follows:

On page 38, the second full paragraph is amended and restated as follows (new language underlined; deleted language struck through):

In performing this analysis, Centerview calculated a range of equity values for the Shares by (a) discounting to present value, as of March 31, 2026, using discount rates ranging from 12.5% to 15.5% (reflecting Centerview’s analysis of Day One’s weighted average cost of capital, which was derived by application of the Capital Asset Pricing Model and based on considerations that Centerview deemed relevant in its professional judgment and experience) and using a mid-year convention: (i) the projected risk-adjusted, after-tax unlevered free cash flows of Day One over the period beginning on April 1, 2026 and ending on December 31, 2044, utilized by Centerview based on the Projections, (ii) an implied terminal value of Day One, calculated by Centerview by assuming that Day One’s unlevered free cash flows would decline in perpetuity after December 31, 2044 at a rate of free cash flow decline of 40% year-over-year and (iii) tax savings from usage of Day One’s federal net operating losses as of December 31, 2025 of $859 million and Day One’s estimated future losses, as set forth in the Internal Data; and (b) adding to the foregoing results Day One’s estimated net cash of $314 million as of March 31, 2026, as set forth in the Internal Data. Centerview then divided the results of the foregoing calculations by the fully-diluted Shares outstanding (~~determined~~ calculated based on approximately 103.3 million Shares outstanding and, using the treasury stock method ~~and~~, taking into account ~~outstanding in-the-money options,~~ approximately (i) 15.3 million options outstanding, with a weighted average exercise price of $14.31 on a status quo basis, (ii) 3.7 million restricted stock units, and (iii) 0.8 million pre-funded warrants with a weighted average exercise price of $0.0001, as directed by Day One’s management), as of March 4, 2026, as set forth in the Internal Data.

The subsection of Item 4 of the Schedule 14D-9 entitled “Certain Unaudited Prospective Financial Information of Day One” is hereby amended as follows:

On page 42, the first full paragraph and following table is amended and restated as follows (new language underlined; deleted language struck through):

The following table presents a summary of the management Projections (dollars in millions):

	Fiscal Year Ending December 31,
	2026E	2027E	2028E	2029E	2030E	2031E	2032E	2033E	2034E	2035E	2036E	2037E	2038E	2039E	2040E	2041E	2042E	2043E	2044E
Total Net Revenue(1)	$261	$349	$419	$645	$738	$832	$961	$998	$1,062	$1,131	$800	$386	$328	$332	$350	$372	$395	$347	$214
Gross Profit(2)	$237	$315	$367	$569	$636	$711	$825	$850	$905	$963	$743	$345	$283	$286	$301	$321	$341	$300	$195
Operating Expenses	($339)	($326)	($315)	($285)	($275)	($265)	($243)	($247)	($255)	($256)	($182)	($92)	($80)	($81)	($84)	($89)	($93)	($80)	($49)

EBIT(3)	($102)	($11)	$52	$284	$361	$446	$582	$603	$650	$707	$561	$252	$203	$205	$217	$232	$248	$220	$145
Unlevered Free Cash Flow(4)	($124)	($38)	$23	$178	$251	$339	$426	$460	$505	$535	$475	$258	$144	$172	$180	$191	$204	$191	$135

(1)	Total Net Revenue, as presented herein, reflects net revenue associated with product sales, as well as potential future royalty and milestone payments.
(2)	Total Gross Profit, as presented herein, reflects Total Net Revenue less the associated cost of sales, outbound royalties and amortized outbound milestones.
(3)	Earnings before interest expenses and taxes (“EBIT”), as presented herein, reflects Gross Profit less total operating expenses.
(4)

Unlevered Free Cash Flow, as presented herein, represents EBIT less (i) unlevered tax expense (assuming a federal tax rate of 21%, per Day One management and excluding the impact of net operating losses), (ii) capital expenditures, (iii) outbound milestones and contingent value right payment, and (iv) changes in net working capital, and plus (i) depreciation and amortization.

Item 8. Additional Information

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following disclosure set forth below immediately after the subsection entitled “Annual Report”:

Certain Litigation

On March 31, 2026, Richard Lawrence, a purported stockholder of Day One, filed a complaint in the Supreme Court of the State of New York against Day One and the individual members of the Board, captioned Lawrence v. Day One Biopharmaceuticals, Inc., et. al., Case No. 651933/2026 (the “Lawrence Complaint”). The Lawrence Complaint alleges, among other things, claims of negligent misrepresentation and concealment and negligence against Day One and the members of the Board under New York common law in connection with alleged failures to disclose certain supposedly material information regarding the Transactions in the Schedule 14D-9 filed by Day One on March 26, 2026 in connection with the Offer. The Lawrence Complaint seeks, among other things: an order enjoining the defendants from consummating the Transactions; revisions to the Schedule 14D-9; rescission of the Transactions if they have already been consummated or actual and punitive damages; and an award of plaintiff’s costs, including reasonable allowance for attorneys’ and experts’ fees and expenses.

On April 1, 2026, Michael Kent, a purported stockholder of Day One, filed a complaint in the Supreme Court of the State of New York against Day One and the individual members of the Board, captioned Kent v. Day One Biopharmaceuticals, Inc., et. al., Case No. 651954/2026 (the “Kent Complaint”). The Kent Complaint alleges, among other things, claims of negligent misrepresentation and concealment and negligence against Day One and the members of the Board under New York common law in connection with alleged failures to disclose certain supposedly material information regarding the Transactions in the Schedule 14D-9 filed by Day One on March 26, 2026 in connection with the Offer. The Kent Complaint seeks, among other things: an order enjoining the defendants from consummating the Transactions; revisions to the Schedule 14D-9; rescission of the Transactions if they have already been consummated or actual and punitive damages; and an award of plaintiff’s costs, including reasonable allowance for attorneys’ and experts’ fees and expenses.

Day One has also received certain demand letters from purported stockholders of Day One alleging claims similar to those in the foregoing complaints (the “Letters”). Additional lawsuits may be filed against the Company, the Board, Day One’s officers and the Servier Group in connection with the Merger Agreement, the Schedule TO and the Schedule 14D-9.

In order to alleviate the costs, risks and uncertainties inherent in litigation, Day One has provided certain additional disclosures in this Amendment No. 2 to the Schedule 14D-9 (the “Supplemental Disclosures”). The Supplemental Disclosures should be read in conjunction with the Schedule 14D-9, which should be read in its entirety. The Supplemental Disclosures should not be regarded as an indication that any of Day One, any member of the Servier Group or their respective affiliates, officers, directors or other representatives, or any recipient of this information, considered or now considers the information contained in the Supplemental Disclosures to be material. Rather, Day One believes that the Schedule 14D-9 disclosed all material information and denies that any additional disclosures are or were required under any applicable federal or state law, rule or regulation. Day One may receive additional shareholder demands or additional complaints may be filed against Day One, the Board, Day One’s officers or a member of the Servier Group in connection with the Transactions, the Schedule TO and the Schedule 14D-9. If such additional shareholder demands are received or complaints are filed, absent new or different allegations that are material, Day One and/or the Servier Group will not necessarily announce such additional demands or complaints. To the extent that the information in the Supplemental Disclosures differ from information contained in the Schedule 14D-9, the information in the Supplemental Disclosures supersedes such information contained in the Schedule 14D-9.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 2 to Schedule 14D-9 is true, complete and correct.

Day One Biopharmaceuticals, Inc.

Date: April 14, 2026	By:	/s/ Charles N. York II, M.B.A.
Name: Charles N. York II, M.B.A.
Title: Chief Operating Officer and Chief Financial Officer